

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 17, 2010

Mr. Ken Kinsella
Chief Executive Officer
Global Resource Corporation
1000 Atrium Way, Suite 100
Mount Laurel, New Jersey 08054

      RE: **Global Resource Corporation**
               Form 8-K dated May 12, 2010
               Filed May 14, 2010
               File No. 000-50944

Dear Mr. Kinsella:

      We have reviewed your filing (filings) and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated May 12, 2010 and filed May 14, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please amend your Item 4.01 Form 8-K and revise your statement as to whether
    or not there were any disagreements with Rothstein Kass & Company, P.C.
    ("RK") from the date of engagement through to the interim date of dismissal.
    Excluding certain periods from this assertion does not conform to the
    requirements of Item 304(a)(1)(iv) of Regulation S-K. We recognize from
    paragraph three of your Item 4.01 8-K that RK did not audit or review the
    financial statements for fiscal year ended December 31, 2009 and the quarterly
    period ended March 31, 2010. Never the less, you cannot exclude those periods
    from your disclosure when discussing whether or not there were any
    disagreements. If there were disagreements during the aforementioned periods,
    please disclose.

2. To this regard, revise your assertion as to whether or not there were reportable
    events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K
    during the period of engagement through to the interim period of dismissal.
    Similar to that mentioned above, excluding certain periods from your disclosure
    does not conform to Item 304 of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our
    comments, please obtain and file an updated Exhibit 16 letter from the former
    accountants stating whether the accountant agrees with the statements made in
    your revised Form 8-K.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;
·   staff comments or changes to disclosure in response to staff comments in the
    filings reviewed by the staff do not foreclose the Commission from taking any
    action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3618 or Jeffrey Jaramillo, Accounting Branch Chief at 202 551-3212. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant